Exhibit 99.1

News Release

Stantec to Launch Three-Year Strategic Plan on December 3, 2019

EDMONTON, AB; NEW YORK, NY (November 21, 2019) TSX, NYSE:STN

Stantec will release its three-year strategic plan before markets open on Tuesday, December 3rd, 2019. Gord Johnston, president and chief executive officer, and Theresa Jang, executive vice president and chief financial officer, will then host a webcast presentation at 7:00 AM MST (9:00 AM EST) to provide additional details about the strategic plan and to answer questions.

Please use the following link to register for the webcast:

https://edge.media-server.com/mmc/p/39emcgy9

The conference call and presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone may dial in toll-free at 1-800-367-2403 (Canada and United States) or 1-334-777-6978 (international). Please provide confirmation code 6171038 when prompted.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Investor Contact	Media Contact
Cora Klein	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 780-969-2018	Ph: 780-917-7230
cora.klein@stantec.com	stephanie.smith2@stantec.com

Design with community in mind